ATES
SECURITIES AND EXCHANGE COMMISSION
16022000 D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

Mail Processing Section
SEP 23 2016
Washington DC
409

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SEC FILE NUMBER
8-41231

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 08/01/15 (MM/DD/YY) AND ENDING 07/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: First Dallas Securities, Inc. JGT

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

First Dallas Securities, Inc. 2905 Maple Avenue
(No. and Street)

Dallas (City) TX (State) 75201 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Moss Adams LLP
(Name – *if individual, state last, first, middle name*)

8750 North Central Expressway, Suite 300 (Address) Dallas (City) TX (State) 75231 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

RECEIVED
2016 SEP 23 PM 3:56
SEC / TM

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert Kerch, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of First Dallas Securities, Inc., as of July 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

TONNETTE LEYUAS
Notary Public, State of Texas
My Commission Expires
September 07, 2018

Signature

Principal Financial Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FIRST DALLAS SECURITIES, INC.

REPORT PURSUANT TO RULE 17a-5(d)

YEAR ENDED JULY 31, 2016

FIRST DALLAS SECURITIES, INC.

CONTENTS

MOSS-ADAMS LLP
Certified Public Accountants | Business Consultants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
First Dallas Securities, Inc.

We have audited the accompanying statement of financial condition of First Dallas Securities, Inc. (the "Company") as of July 31, 2016, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of First Dallas Securities, Inc. as of July 31, 2016, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

The information in Schedule I has been subjected to audit procedures performed in conjunction with the audit of First Dallas Securities, Inc.'s financial statements. The information in Schedule I is the responsibility of First Dallas Securities, Inc.'s management. Our audit procedures include determining whether the information in Schedule I reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in Schedule I. In forming our opinion on the information in Schedule I, we evaluated whether the information in Schedule I, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the information in Schedule I is fairly stated in all material respects in relation to the financial statements as a whole.

Moss Adams LLP.

Dallas, Texas
September 19, 2016

FIRST DALLAS SECURITIES, INC.
Statement of Financial Condition
July 31, 2016

ASSETS

Cash and cash equivalents	$ 1,087,834
Receivable from broker-dealers and clearing organizations	526,640
Other assets	15,613
	$ 1,630,087

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:	
Accrued expenses and other liabilities	$ -0-
Due to Parent	117,933
	117,933
Stockholders' equity:	
Common stock, 1,000,000 shares authorized, with $.05 par value, 10,000 shares issue and outstanding	500
Additional paid-in capital	61,200
Retained earnings	1,450,454
Total Stockholders' equity	1,512,154
	$ 1,630,087

The accompanying notes are an integral part of these financial statements.

FIRST DALLAS SECURITIES, INC.
Statement of Income
For the Year Ended July 31, 2016

Revenues:	
Securities commissions	$ 4,397,390
Sales of Investment Company shares	298,232
Other income related to securities business	1,035,926
Interest income	1,270
	5,732,818
Expenses:	
Registered representatives commissions	1,042,491
Commissions and clearance paid all other brokers	280,668
Regulatory fees and expenses	44,492
Other expenses	4,110,179
Losses in error account	8,625
	5,486,455
Net income before income taxes	246,363
Provision for federal income taxes	79,349
Provision for state income taxes	14,334
Net Income	$ 152,680

The accompanying notes are an integral part of these financial statements.

FIRST DALLAS SECURITIES, INC.
Statement of Changes in Stockholders' Equity
For the Year Ended July 31, 2016

	Common Stock	Additional Paid in Capital	Retained Earnings	Total
Balances at July 31, 2015	$ 500	$ 61,200	$ 1,297,774	$ 1,359,474
Net income			152,680	152,680
Balances at July 31, 2016	$ 500	$ 61,200	$ 1,450,454	$ 1,512,154

FIRST DALLAS SECURITIES, INC.
Statement of Cash Flows
For the Year Ended July 31, 2016

Cash flows from operating activities	
Net income	$ 152,680
Adjustments to reconcile net income to net cash provided (used) by operating activities:	
Changes in assets and liabilities:	
Decrease in receivable from broker-dealers and clearing organizations	56,540
Increase in other assets	(12,381)
Decrease in amount due to Parent	(24,119)
Decrease in accrued expenses and liabilities	(10,500)
Net cash provided (used) by operating activities	162,220
Cash flows from investing activities	
Net cash provided (used) by investing activities	-0-
Cash flows from financing activities	
Net cash provided (used) by financing activities	-0-
Net increase in cash and cash equivalents	162,220
Beginning cash and cash equivalents	925,614
Ending cash and cash equivalents	$ 1,087,834
Supplemental Disclosures	
Cash paid for:	
Income taxes	$ 103,857

The accompanying notes are an integral part of these financial statements.

Note 1 - Summary of Significant Accounting Policies

First Dallas Securities, Inc. (the "Company") is a broker-dealer in securities registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company operates under SEC Rule 15c3-3(k)(2)(ii), which provides that all funds and securities belonging to the Company's customers would be handled by a clearing broker-dealer. The Company is registered with the SEC as a registered investment advisor. The Company is a Texas Corporation that is a wholly-owned subsidiary of Hodges Capital Holdings, Inc. (the "Parent"). Substantially all of the Company's business is conducted with customers located in the southwestern United States.

Security transactions (and related commission revenue and expense) are recorded on a trade date basis.

Securities readily marketable are carried at fair value as determined by quoted market prices and securities not readily marketable are carried at fair value as determined by management of the Company. The increase or decrease in net unrealized appreciation or depreciation of securities is credited or charged to operations.

Receivables from broker-dealers and clearing organizations are generally collected in full in the month following their accrual. As such, management has not recorded an allowance for doubtful accounts on these receivables. Management records an allowance for bad debts based on a collectability review of specific accounts. Any receivables deemed uncollectible are written off against the allowance.

Money market funds are considered cash equivalents for the purposes of the statement of cash flows.

The Company accounts for income taxes in accordance with the Income Taxes Topic of the Financial Accounting Standards Board Accounting Standards Codification. Deferred tax assets and liabilities arising from temporary differences between book and tax basis are recognized using the enacted statutory tax rates and laws that will be in effect when such differences are expected to reverse.

Deferred tax assets are recognized for temporary differences that will result in deductible amounts in future years. Deferred tax liabilities are recognized for temporary differences that will result in taxable income in future years. In the case of deferred tax assets, a reduction in deferred tax assets are recorded if it is more likely than not that some portion or all of the deferred tax asset will not be realized.

The Company's federal and state tax returns are subject to examination over various statutes of limitations generally ranging from three to five years.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At July 31, 2016, the Company had net capital of approximately $1,406,819 and net capital requirements of $250,000. The Company's ratio of aggregate indebtedness to net capital was .08 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

Note 3 - Possession or Control Requirements

The Company does not have any possession or control of customer funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of (SEC) Rule 15c3-3(k)(2)(ii) by promptly transmitting all customer funds and securities to the clearing broker who carries the customer accounts.

Note 4 - Income Taxes

The Company is a member of a group that files a consolidated federal tax return. Accordingly, income taxes payable to (refundable from) the tax authority are recognized on the financial statements of the Parent who is the taxpayer for income tax purposes. The members of the consolidated group allocate payments to any member of the group for the income tax reduction resulting from the member's inclusion in the consolidated return, or the member makes payments to the Parent for its allocated share of the consolidated income tax liability. This allocation approximates the amounts that would be reported if the Company was separately filing its tax return. Any resulting provision or benefit for income taxes is recorded as receivable from or payable to the Parent.

Management evaluates income tax positions based on whether it is more likely than not the positions taken will be sustained on examination. Uncertain tax positions are reduced by a liability for a contingent loss that is recorded either when the more likely than not threshold is no longer met or when it becomes probable that a payment will be made to the taxing authority. Any potential interest and penalty associated with a tax contingency, should one arise, would be included as a component of income tax expense in the period in which the assessment arises.

Note 5 - Related Party Transactions

The Parent, pursuant a services agreement, provides all of the general administrative expenses for the Company. The Company paid or accrued to the Parent $1,344,971 in administrative fees, $2,220,000 in management fees, $79,349 in federal income taxes, $14,334 in Texas Franchise tax, and reimbursed $521,420 in operating expenses during the year ended July 31, 2016. The Company also paid the Parent $1,043,642 which the Parent, as a common paymaster, paid to licensed salesmen of the Company. At July 31, 2016, the Company owed the Parent $117,933 of which $6,876 relates to Federal income taxes and $24,078 relates to Texas Franchise tax.

The Company receives income from mutual funds (Funds) that are managed by Hodges Capital Management, Inc., which is owned by the Parent. These Funds paid to the Company securities commissions of $2,238,608 and fees (included in other income related to the securities business) of $827,963 for the year ended July 31, 2016.

Note 6 - Concentration of Credit Risk

The Company maintains deposits in excess of federally insured limits at various times during the year ended July 31, 2016. The risk is managed by maintaining all deposits in high quality institutions.

Note 7 - Commitments and Contingencies

Included in the Company's clearing agreement with its clearing broker-dealer, is an indemnification clause. This clause relates to instances where the Company's customers fail to settle security transactions. In the event this occurs, the Company will indemnify the clearing broker-dealer to the extent of the net loss on the unsettled trade. At July 31, 2016, management of the Company had not been notified by the clearing broker-dealer, nor were they otherwise aware, of any potential losses relating to this indemnification.

Supplemental Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

as of

July 31, 2016

Schedule I

FIRST DALLAS SECURITIES, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of July 31, 2016

COMPUTATION OF NET CAPITAL

Total stockholders' equity qualified for net capital	$ 1,512,154
Add:	
Other deductions or allowable credits	0
Total capital and allowable subordinated liabilities	1,512,154
Deductions and/or charges	
Non-allowable assets:	
Receivables non-allowable	(73,309)
Other assets	(15,614)
Other deductions and/or charges	0
Net capital before haircuts on securities positions	1,423,231
Haircuts on securities (computed, where applicable, pursuant to Rule 15c3-1(f))	
Other securities	(16,412)
Net capital	$ 1,406,819

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition	
Accrued expenses and other liabilities	$ -0-
Due to Parent	117,933
Total aggregate indebtedness	$ 117,933

Schedule I (continued)

FIRST DALLAS SECURITIES, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of July 31, 2016

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6 2/3% of total aggregate indebtedness)	$ 7,862
Minimum dollar net capital requirement of reporting broker or dealer	$ 250,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 250,000
Net capital in excess of required minimum	$ 1,156,819
Excess net capital at 1000%	$ 1,395,026
Ratio: Aggregate indebtedness to net capital	.08 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION

There were no material differences in the computation of net capital under Rule 15c3-1 from the Company's computation.

Report of Independent Registered Public Accounting Firm

On Management's Exemption Report

Required By SEC Rule 17a-5

Year Ended July 31, 2016

MOSS-ADAMS LLP
Certified Public Accountants | Business Consultants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
First Dallas Securities, Inc.

We have reviewed management's statements, included in the accompanying Management's Statement Regarding Compliance with Certain Exemption Provisions Under Rule 15c3-3 of the Securities Exchange Act of 1934, in which (1) First Dallas Securities, Inc. identified provision 17 C.F.R. §15c3-3(k)(2)(ii) (the "exemption provisions") under which First Dallas Securities, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3 and (2) First Dallas Securities, Inc. stated that First Dallas Securities, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. First Dallas Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about First Dallas Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Moss Adams LLP

Dallas, Texas
September 19, 2016

MANAGEMENT STATEMENT REGARDING COMPLIANCE WITH CERTAIN EXEMPTION PROVISIONS UNDER RULE 15c3-3 OF THE SECURITIES EXCHANGE ACT OF 1934

We, as members of management of First Dallas Securities, Inc. (the Company), are responsible for complying with the requirements of 17 C.F.R. §15c3-3, "The Customer Protection Rule", of the Securities Exchange Act of 1934 (the "Act"). We have performed an evaluation of the Company's compliance with the Customer Protection Rule as of July 31, 2016 and during the period from August 1, 2015 through July 31, 2016. Based on this evaluation, we assert that the Company was in compliance with the Act as described below:

1) The Company is exempt from the Customer Protection Rule under Paragraph (k)(2)(ii) as the Company is an introducing broker or dealer, who clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Rules 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer.

2) The Company met the identified exemption provisions throughout the most recent fiscal year ended July 31, 2016 without exception.

First Dallas Securities, Inc.

[signature]

Robert Kerch, President

8/30/16

Date

Report of Independent Registered Public Accounting Firm

On The SIPC Annual Assessment

Required By SEC Rule 17a-5

Year Ended July 31, 2016

MOSS-ADAMS LLP
Certified Public Accountants | Business Consultants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Board of Directors
First Dallas Securities, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended July 31, 2016, solely to assist you and the other specified parties in evaluating First Dallas Securities, Inc.'s (the Company) compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on the audited From X-17A-5 (FOCUS Report) for the year ended July 31, 2016 with the amounts reported in Form SIPC-7 for the year ended July 31, 2016, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers prepared by the Company noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers, noting no differences; and

MOSS-ADAMS LLP

5. We were unable to compare the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed as there was no such overpayment amount stated on Form SIPC-7 and management represented to us that no such overpayment exists.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Moss Adams LLP

Dallas, Texas
September 19, 2016

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended July 31, 2016
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

AMENDED

First Dallas Securities, Inc.
2905 Maple Ave.
Dallas, TX 75201
8-041231 FINRA

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Robert Kerch 214-665-9126

2. A.	General Assessment (item 2e from page 2)		$ 10,852.37
B.	Less payment made with SIPC-6 filed (exclude interest) 2/25/16 $5,361.99 and 8/25/16 $4,625.10 Date Paid		(9,987.09)
C.	Less prior overpayment applied		(0.00)
D.	Assessment balance due or (overpayment)		865.28
E.	Interest computed on late payment (see instruction E) for______days at 20% per annum		0.00
F.	Total assessment balance and interest due (or overpayment carried forward)		$ 865.28
G.	PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$ 865.28	
H.	Overpayment carried forward	$( )	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

First Dallas Securities, Inc.
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Dated the_____ day of_______________, 20_____.

(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 8/1/15 and ending 7/31/16

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$5,732,817
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	1,097,474
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	280,669
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $0	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $13,723	
Enter the greater of line (i) or (ii)	13,723
Total deductions	1,391,866
2d. SIPC Net Operating Revenues	$4,340,951
2e. General Assessment @ .0025	$10,852.37
	(to page 1, line 2.A.)